

Avishai Greenstein · 3rd

Brand Manager at Method Sourcing CORP

Greensboro--Winston-Salem--High Point Area ·
219 connections · **Contact info**

Method Sourcing CORP

 **Rochester Institute of
Technology**

Featured



Some lessons learned over the last 6 years..

**Avishai Greenstein of Bamboozle: Five Strategies Our
Company Is Using To Become More Sustainable**

medium.com · 6 min read

👍 🌳 💡 23 · 4 comments

Activity

219 followers

 **An amazing sustainable hospitality project I am lucky to advise on. More to come soon!**

Avishai shared this

7 Reactions

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Experience

Brand Manager

Method Sourcing CORP · Full-time

Feb 2015 – Present · 6 yrs 2 mos

Archdale NC

Managing a growing portfolio of sustainable home brands. Overseeing product development, Marketing, and sales across multiple industries.

 **Bamboozle**　　　　　 **Flybuster**

Owner

Outbound Solutions

Dec 2006 – Aug 2010 · 3 yrs 9 mos

Rochester, New York Area

Education

 **Rochester Institute of Technology**

2003 – 2008

Skills & endorsements

Web Design · 5

Sumit kumar and 4 connections have given endorsements for this skill

Social Media · 3

Shaw Furukawa and 2 connections have given endorsements for this skill

Leadership · 2

Youri Benoiston and 1 connection have given endorsements for this skill

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Interests



Complyport
1,555 followers

Method Sourcing CORP
26 followers



Outbound
2,829 followers



EleGrant Writing & Nonprofit Marketing
234 followers



Fill it Forward
830 followers

ESTIBOL S.A.S
2,468 followers

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